Exhibit 99.1

PENN WEST ENERGY TRUST
NOTICE OF ANNUAL MEETING OF UNITHOLDERS
to be held June 8, 2007

NOTICE IS HEREBY GIVEN that an annual meeting (the “Meeting”) of the holders (“Unitholders”) of trust units (“Trust Units”) of Penn West Energy Trust (“Penn West”) will be held in the Ballroom of the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta on Friday, June 8, 2007, at 2:00 p.m. (Calgary time) for the following purposes:

1.                                       to receive and consider the consolidated financial statements of Penn West for the year ended December 31, 2006 and the auditors’ report thereon;

2.                                       to fix the number of directors of Penn West Petroleum Ltd. (“PWPL”) to be elected at the Meeting at nine (9) members;

3.                                       to elect directors of PWPL for the ensuing year;

4.                                       to appoint the auditors of Penn West for the ensuing year and to authorize the directors of PWPL to fix their remuneration; and

5.                                       to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying information circular and proxy statement dated May 4, 2007 (the “Information Circular”).

The record date (the “Record Date”) for determination of Unitholders entitled to receive notice of and to vote at the Meeting is April 27, 2007. Only Unitholders whose names have been entered in the register of Trust Units on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting. Holders of Trust Units who acquire Trust Units after the Record Date will not be entitled to vote such Trust Units at the Meeting. Each Trust Unit entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting.

A Unitholder may attend the Meeting in person or may be represented by proxy. Unitholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the proxy must be received by CIBC Mellon Trust Company at 600, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1 or Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or by facsimile at 1-416-368-2502, in each case by 2:00 p.m. (Calgary time) on June 7, 2007 or the last business day prior to the date of any adjournment of the Meeting. Unitholders may also use a touch tone telephone to transmit voting instructions on or before the date and time noted above, although Unitholders cannot use the telephone voting service to designate another person to attend and vote on their behalf at the Meeting. In addition, Unitholders may use the internet to transmit voting instructions on or before the date and time noted above, and may also use the internet to appoint a proxyholder to attend and vote on the Unitholder’s behalf at the Meeting. For information regarding voting by telephone and voting by internet or appointing a proxy by internet, see the form of proxy for Unitholders and/or the Information Circular enclosed herewith.

The proxyholder has discretion under the accompanying form of proxy to consider a number of matters that are not yet determined. Holders of Trust Units who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

Dated at the City of Calgary, in the Province of Alberta, this 4th day of May, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF
PENN WEST PETROLEUM LTD.

(signed) “William E. Andrew”
William E. Andrew
President and Chief Executive Officer
Penn West Petroleum Ltd.,
the administrator of Penn West Energy Trust